Exhibit 12.1

GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2011
and the year to date June 30, 2012

						Six
						Months
						Ended
	Year ended December 31,					June 30,
	2007	2008	2009	2010	2011	2012
	-----------------------------------Thousands of Dollars-----------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$1,253,532	$1,401,995	$1,236,111	$1,414,245	$1,781,406	$712,251
Distributed income of equity investees	2,622	4,278	363	2,849	13,830	3,673
Interest expense, net of amounts capitalized	343,461	345,415	385,889	375,336	342,935	180,953
Interest component of rental expense	10,416	17,309	21,523	42,467	59,943	31,388
Amortization of capitalized interest	41	40	41	40	40	20
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
AFUDC - Debt funds	28,440	39,573	39,719	54,253	36,952	10,787
Earnings as defined	$1,638,512	$1,808,610	$1,683,646	$1,889,190	$2,235,106	$939,072

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$268,772	$324,117	$371,341	$377,011	$362,030	$182,957
Interest on affiliated loans	65,413	22,295	13,045	12,526	9,340	174
Interest on interim obligations	8,463	3,114	538	0	0	1,359
Amort of debt disc, premium and expense, net	18,344	19,906	20,241	21,492	22,497	11,389
Other interest charges	11,137	15,790	20,573	18,657	(13,834)	(4,087)
Interest component of rental expense	10,416	17,309	21,523	42,467	59,943	31,388
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
Fixed charges as defined	$382,545	$402,531	$447,261	$472,153	$439,976	$223,180

RATIO OF EARNINGS TO FIXED CHARGES	4.28	4.49	3.76	4.00	5.08	4.21